UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        COLORADO WYOMING RESERVE COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    628652109
                         --------------------------------
                                 (CUSIP Number)


              Kim M. Fuerst                               With copies to:
               President and                        Patricia M. Mitchell, Esq.
         Chief Executive Officer                    Davis, Graham & Stubbs LLP
   c/o Trinity Petroleum Management LLC            370 17th Street, Suite 4700
         1801 Broadway, Suite 600                    Denver, Colorado  80202
          Denver, Colorado 80202                         (303) 892-9400
              (303) 296-1908


--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                November 23, 1998
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                --------------------------
 CUSIP No. 628652109           SCHEDULE 13D             Page  2   of   7  Pages
----------------------                                --------------------------


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            James E. Moore Revocable Trust U/D/T dated July 28, 1994, James E. Moore, Trustee
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) |__|

                                                                     (b) |__|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

            N/A (See ITEMS 3 and 4)
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                           |__|
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
     NUMBER OF

      SHARES        ------------------------------------------------------------
                    8     SHARED VOTING POWER
   BENEFICIALLY
                             100,000 (See Item 5)
     OWNED BY
                    ------------------------------------------------------------
       EACH         9     SOLE DISPOSITIVE POWER

     REPORTING
                    ------------------------------------------------------------
      PERSON
                    10    SHARED DISPOSITIVE POWER
       WITH
                             100,000 (See Item 5)
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            100,000 (See Item 5.)
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         |__|
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Approximately 4.0 percent, based upon 2,491,694 shares of Common Stock outstanding as of the date hereof, and giving effect to the remaining 30,000 shares issuable upon exercise of a warrant as further described herein.
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

            00 (Trust)
--------------------------------------------------------------------------------

----------------------                                --------------------------
 CUSIP No. 628652109           SCHEDULE 13D             Page  3   of   7  Pages
----------------------                                --------------------------


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            James E. Moore
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) |__|

                                                                     (b) |__|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

            N/A - (See Items 3 and 4)
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                           |__|
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
     NUMBER OF

      SHARES        ------------------------------------------------------------
                    8     SHARED VOTING POWER
   BENEFICIALLY
                             100,000 (See Item 5)
     OWNED BY
                    ------------------------------------------------------------
       EACH         9     SOLE DISPOSITIVE POWER

     REPORTING
                    ------------------------------------------------------------
      PERSON
                    10    SHARED DISPOSITIVE POWER
       WITH
                             100,000 (See Item 5)
--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            100,000 (See Item 5.)
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         |__|
--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            Approximately 4.0 percent, based upon 2,491,694 shares of Common Stock outstanding as of the date hereof, and giving effect to the remaining 30,000 shares issuable upon exercise of a warrant as further described herein.
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------

Colorado Wyoming Reserve Company                              Page 4 of 7 Pages
AMENDMENT NO. 1 TO SCHEDULE 13D                                December 1, 1998


Item 1.        Security and Issuer.
-------        --------------------

        Shares of Common Stock, par value $.01 per share (the "Shares" or "Common Stock") of:

               Colorado Wyoming Reserve Company
               c/o Trinity Petroleum Management, LLC
               1801 Broadway, Suite 600
               Denver, Colorado 80202
               (303) 296-1908

        The names and addresses of the principal executive officers of the Company are as follows:

   Name                  Title                         Address
   ----                  -----                         -------

Kim M. Fuerst            President, Treasurer,         1801 Broadway, Ste 600
                         CEO & CFO                     Denver, CO 80202

Faisal Chaudhary         Secretary                     151 Toby Lane
                                                       Anaheim Hills, CA 92807

Item 2.        Identity and Background.
-------        ------------------------

   (a)         James E. Moore Revocable Trust u/d/t July 28, 1994, James E.
                 Moore, Trustee
               James E. Moore, individually
   (b)         7827 Berger Avenue, Playa del Rey, California 90293
   (c)         Retired Investment Advisor; Trustee of James E. Moore Revocable
               Trust
   (d) Mr. Moore has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
   (e) Mr. Moore has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
   (f) Mr. Moore is a United States citizen. The situs of the Trust is California.


Item 3.        Source and Amount of Funds or Other Consideration.
-------        --------------------------------------------------

        Not Applicable.  No securities are being acquired.

Colorado Wyoming Reserve Company                              Page 5 of 7 Pages
AMENDMENT NO. 1 TO SCHEDULE 13D                                December 1, 1998


Item 4.        Purpose of Transaction.
-------        -----------------------

        Not Applicable.  No securities are being acquired.



Item 5.        Interest in Securities of the Issuer.
-------        -------------------------------------
 (a) - (b)     The Trust is the beneficial owner of 100,000 shares of
               Common Stock, which includes a warrant to purchase 30,000 Shares, presently exercisable at $1.00 per share. The Trust's beneficial ownership represents approximately 4.0 percent of the Company's
               Common Stock. Mr. Moore may be deemed to share voting and dispositive power over such Shares with the Trust, for which he is sole Trustee.

 (c) Other that the conveyance of warrants described in Item 4, neither Mr. Moore individually, nor the Trust, have been involved in any Share transactions during the last sixty days.

 (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares.

 (e) As of November 23, 1998, the Trust is the beneficial owner of less than 5 percent of the Company's Shares. Mr. Moore, individually, is the indirect beneficial owner of less than 5 percent of the Company's Shares due solely to his position as Trustee for the Trust.


Item 6.        Contracts, Arrangements, Understandings or Relationships with
               Respect to Securities of the Issuer.
-------        -------------------------------------------------------------

        There are no contracts, arrangements, understandings or relationships between the Trust or Mr. Moore and any other person with respect to any securities of the Company, other than the warrant referenced above and the Joint Filing Agreement, dated December 1, 1998, as required by Rule 13d-1(f) of the Securities Exchange Act of 1934, as amended.


Item 7.        Material to Be Filed as an Exhibit.
-------        -----------------------------------

               Exhibit A -- Joint Filing Agreement, dated December 1, 1998, by and between James E. Moore and The James E. Moore Revocable Trust U/D/T dated July 28, 1994, James E. Moore, Trustee.

Colorado Wyoming Reserve Company                              Page 6 of 7 Pages
AMENDMENT NO. 1 TO SCHEDULE 13D                                December 1, 1998


                                    SIGNATURE
                                    ---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: December 1, 1998                 /s/ JAMES E. MOORE
                                        ---------------------------------------
                                        James E. Moore, Individually



                                        JAMES E. MOORE REVOCABLE TRUST U/D/T
                                        DATED JULY 28, 1994


                                        By:  /s/ JAMES E. MOORE
                                           -------------------------------------
                                           James E. Moore, Trustee

Colorado Wyoming Reserve Company                              Page 7 of 7 Pages
AMENDMENT NO. 1 TO SCHEDULE 13D                                December 1, 1998


                          EXHIBIT INDEX TO SCHEDULE 13D


Exhibit A      Joint Filing Agreement, dated December 1, 1998, by and between
               James E. Moore and The James E. Moore Revocable Trust U/D/T dated
               July 28, 1994, James E. Moore, Trustee.